                                                                    Exhibit 99.3





                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS


                                  JUNE 30, 1997

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS


                                TABLE OF CONTENTS
                                -----------------

                                                                                                             PAGE
                                                                                                             ----



   Consolidated Balance Sheets as of June 30, 1997 and December 31, 1996...............................        2

   Consolidated Statements of Operations for the three months and six months ended
         June 30, 1997 and June 30, 1996................................................................       3

   Consolidated Statement of Stockholder's Equity (Deficit) for the six months
         ended June 30, 1997...........................................................................        4

   Consolidated Statements of Cash Flows for the six months ended June 30, 1997
         and June 30, 1996.............................................................................        5

   Notes to Consolidated Financial Statements..........................................................        6




                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


================================================================================


                                                                              June 30,      December 31,
                                                                                1997            1996
                                                                             ---------      ------------
ASSETS
Current assets:
  Cash and cash equivalents ...........................................      $   1,272       $   1,875
  Accounts receivable - trade .........................................            268             166
  Receivables from affiliates .........................................         12,107
  Inventories .........................................................          4,522           3,569
  Prepaid expenses and other ..........................................          2,373           2,640
                                                                             ---------       ---------
     Total current assets .............................................         20,542           8,250

Property, plant and equipment, at cost, less
      accumulated depreciation of $595 and $676 .......................         14,433          59,607
Goodwill, net .........................................................          1,056           1,094
Deferred finance costs ................................................                          2,805
Other .................................................................              5             540
                                                                             ---------       ---------
     Total assets .....................................................      $  36,036       $  72,296
                                                                             =========       =========

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Notes payable and current portion of long-term debt .................      $   3,250       $  21,658
  Accounts payable - trade ............................................          4,438          13,074
  Due to affiliates ...................................................         48,045          48,875
  Unearned revenue ....................................................            103           7,406
  Accrued taxes .......................................................          8,013           8,474
  Taxes due to affiliate ..............................................         11,741
  Accrued interest ....................................................                            597
  Other accrued liabilities ...........................................          1,895           2,692
                                                                             ---------       ---------
     Total current liabilities ........................................         77,485         102,776

Notes payable and long-term debt ......................................          2,505
Unearned revenue ......................................................                          9,458
Other liabilities .....................................................         25,498           1,494

Commitments and contingencies..........................................

Stockholder's equity (deficit):
  Common stock, par value $1 per share, 701,000 shares
     authorized, issued and outstanding ...............................            701             701
  Additional paid-in-capital ..........................................          5,600           3,400
  Deficit .............................................................        (75,753)        (45,533)
                                                                             ---------       ---------
     Total stockholder's equity (deficit) .............................        (69,452)        (41,432)
                                                                             ---------       ---------

     Total liabilities and stockholder's equity (deficit) .............      $  36,036       $  72,296
                                                                             =========       =========


                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

================================================================================




                                                    Three Months Ended             Six Months Ended
                                                 -----------------------       -----------------------
                                                 June 30,       June 30,       June 30,       June 30,
                                                   1997           1996           1997           1996
                                                 --------       --------       --------       --------
Net sales .................................      $ 18,451       $ 10,657       $ 32,155       $ 21,496
Cost of sales .............................        15,294         10,178         26,623         20,173
                                                 --------       --------       --------       --------

Gross profit ..............................         3,157            479          5,532          1,323
Operating, selling, administrative and
       general expenses ...................         1,940          2,940          3,918          5,001
                                                 --------       --------       --------       --------

Operating income (loss) ...................         1,217         (2,461)         1,614         (3,678)

Other income (expense):
   Interest income ........................           671                         1,151
   Interest expense .......................        (2,376)        (2,123)        (4,524)        (3,947)
   Gain on sale of stock ..................         1,492                        27,055
   Gain on foreign currency exchange ......           110            347            310            560
   Other, net .............................           (71)        (1,846)          (100)        (2,062)
                                                 --------       --------       --------       --------

Income (loss) before income taxes .........         1,043         (6,083)        25,506         (9,127)
Provision (benefit) for income taxes ......            45           (253)        12,527            198
                                                 --------       --------       --------       --------

Net income (loss) .........................      $    998       $ (5,830)      $ 12,979       $ (9,325)
                                                 ========       ========       ========       ========


                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

================================================================================


                                                             COMMON STOCK               ADDITIONAL
                                                        -----------------------          PAID-IN
                                                        SHARES           AMOUNT          CAPITAL        DEFICIT       TOTAL
                                                        -------          ------         ----------     --------      --------
Balance, December 31, 1996....................          701,000           $701           $3,400        $(45,533)     $(41,432)

Net income....................................                                                           12,979        12,979

Distributions to parent.......................                                                          (43,199)      (43,199)

Capital contribution..........................                                            2,200                         2,200
                                                        -------           ----           ------        --------      --------
Balance, June 30, 1997........................          701,000           $701           $5,600        $(75,753)     $(69,452)
                                                        =======           ====           ======        ========      ========





                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

================================================================================


                                                                  Six Months Ended
                                                              ------------------------
                                                               June 30,       June 30,
                                                                 1997          1996
                                                              --------       --------

Net cash provided by operating activities ..............      $  1,366       $  3,396
                                                              --------       --------

Cash flows from investing activities:
      Capital expenditures .............................        (5,567)       (12,134)
      Proceeds from sale of BML, net ...................        41,502
      Proceeds from sale of option to purchase
        stock in Liggett-Ducat .........................         2,200
      Investment .......................................                         (500)
                                                              --------       --------
Net cash provided by (used in) investing activities ....        38,135        (12,634)
                                                              --------       --------

Cash flows from financing activities:
      Proceeds from debt ...............................         3,750          8,454
      Repayments of debt ...............................          (655)          (930)
      Borrowings under revolver ........................                        1,566
      Repayments on revolver ...........................                         (155)
      Distributions paid to parent .....................       (43,199)
                                                              --------       --------
Net cash (used in) provided by financing activities ....       (40,104)         8,935
                                                              --------       --------

Net decrease in cash and cash equivalents ..............          (603)          (303)

Cash and cash equivalents, beginning of period .........         1,875          1,660
                                                              --------       --------
Cash and cash equivalents, end of period ...............      $  1,272       $  1,357
                                                              ========       ========




                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



1.       ORGANIZATION

         Brooke (Overseas) Ltd. ("the Company"), a Delaware corporation, is a wholly-owned subsidiary of BGLS Inc. ("BGLS") and an indirect subsidiary of Brooke Group Ltd. ("Brooke"). The consolidated financial statements of the Company include Liggett-Ducat Ltd. ("Liggett-Ducat"), a Russian closed joint stock company engaged in the manufacture and sale of cigarettes in Russia, Liggett-Ducat Tobacco Ltd. ("LDT"), a wholly-owned subsidiary engaged in the construction of a new cigarette factory, and, prior to January 31, 1997, BrookeMil Ltd. ("BML"), a wholly-owned subsidiary engaged in construction of office buildings and property management in Moscow, Russia.

         On July 5, 1996, Liggett Group Inc. ("Liggett"), a wholly-owned subsidiary of BGLS, purchased from the Company 140,000 shares (19.97%) of the tobacco operations of Liggett-Ducat for $2,100. Ten-year option agreements currently in place enable Liggett to increase its ownership in Liggett-Ducat to 95%. (Refer to Note 7.)

         In December 1996, the Company cancelled BML intercompany debt in exchange for 10,483 shares of newly issued BML common stock. These shares represent 99.1% of the outstanding shares of BML. On January 31, 1997, such shares were sold to New Valley Corporation ("NVC"). (Refer to Note 3.)

         The interim consolidated financial statements of the Company are unaudited and, in the opinion of management, reflect all adjustments necessary (which are normal and recurring) to present fairly the Company's consolidated financial position, results of operations and cash flows. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included as Exhibit 99.4 in Brooke's and BGLS' Annual Report on Form 10-K, as amended, for the year ended December 31, 1996, as filed with the Securities and Exchange Commission. The consolidated results of operations for interim periods should not be regarded as necessarily indicative of the results that may be expected for the entire year.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

         Certain amounts in the 1996 consolidated financial statements have been reclassified to conform to the 1997 presentation.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         LIQUIDITY:

         The Company has historically relied on Brooke and BGLS for sources of financing. At June 30, 1997, the Company had net capital and working capital deficiencies of $69,452

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)
                                  (Unaudited)

         and $56,943, respectively. The Company has upgraded the cigarette operations' tobacco processing complex and is continuing to implement cost-saving measures. Liggett-Ducat plans to begin the manufacture and marketing of western style cigarettes within the next year. Management believes that such activities will result in improved operations and cash flow, but there can be no assurances in this regard. In addition, the Company is in the process of constructing a new tobacco factory as discussed in Note 5 and is actively pursuing various potential financing alternatives related thereto.

3.       SALE OF BROOKEMIL

         On January 31, 1997, the Company sold its 99.1% of the outstanding shares of BML to New Valley Corporation ("New Valley") for $21,500 in cash and a promissory note of $33,500, collateralized by the BML shares, payable during 1997 with an annual interest rate of 9%. The consideration received exceeded the carrying value of the Company's investment in BML by $52,500. The Company recognized an immediate gain on the sale in the amount of $25,500. The remaining $27,000 was deferred, reflecting recognition that the Company's parent, BGLS, retains an interest in BML through its 42% equity ownership in New Valley, and that further, a portion of the property sold is subject to a put option held by New Valley. This option allows New Valley, under certain circumstances, to put a portion of the property sold back to the Company at the greater of the appraised fair value of the property at the date of exercise or $13,600. The Company distributed the $21,500 cash proceeds received from the sale of BML to BGLS on January 31, 1997. On April 28, 1997 and June 30, 1997, New Valley paid BOL $3,500 and $18,000, respectively, representing a portion of the promissory note together with accrued interest thereon. During the second quarter 1997, BOL distributed to BGLS $18,500 in proceeds received from New Valley together which accrued interest thereon.

         On April 18, 1997, BML sold one of its office buildings, Ducat Place I, to a third party. Accordingly, the Company recognized approximately $1,490 of the deferred gain. At June 30, 1997, the balance of the deferred gain was approximately $25,500.

         In connection with the sale of the BML shares, certain specified liabilities aggregating $40,800, including the Vneshtorgbank loan with a balance of $20,418 ($13,927 at June 30, 1997), remained with BML. Further, the Company, Brooke and BGLS each contributed to the capital of BML, through cancellation of all indebtedness of BML to each such entity, the aggregate amount of which was $19,275 including accrued interest thereon. In addition, Liggett-Ducat entered into a Use Agreement with BML whereby Liggett-Ducat is permitted to continue to utilize the existing factory site on the same basis as in the past. The Use Agreement is terminable by BML on 270 days' prior notice.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)
                                  (Unaudited)


4.       INVENTORIES

         Inventories consist of:

                                                 June 30,  December 31,
                                                   1997        1996
                                                 --------  ------------
         Finished goods ....................      $           $
         Work-in-process ...................         238          53
         Raw materials .....................       2,700       2,664
         Replacement parts and supplies ....       1,584         852
                                                  ------      ------
                                                  $4,522      $3,569
                                                  ======      ======

          The Company has a leaf inventory management program whereby, among other things, it is committed to purchase certain quantities of leaf tobacco. The purchase commitments are for quantities not in excess of anticipated requirements and are at prices established at the date of the commitment. At June 30, 1997, the Company had leaf tobacco purchase commitments of $3,935.


5.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consists of:

                                                   June 30,   December 31,
                                                     1997         1996
                                                   -------    ------------
         Buildings ..........................      $            $ 8,064
         Factory machinery and equipment ....        8,163        4,419
         Computers and software .............          296          289
         Office furniture and equipment .....          205          129
         Vehicles ...........................          418          416
         Construction-in-progress ...........        5,946       46,966
                                                   -------      -------
                                                    15,028       60,283
         Less accumulated depreciation ......          595          676
                                                   -------      -------
                                                   $14,433      $59,607
                                                   =======      =======

         Purchase commitments of approximately $2,000 have been made for factory machinery. Of this amount, $1,000 was paid in July 1997; the other $1,000 is payable over a period of 5 years with interest at 8% per annum.

         On April 28, 1997, the Company purchased excess production equipment from Liggett for $3,000.

         On May 6, 1997, LDT entered into two contracts for construction of a new tobacco factory on the outskirts of Moscow which provide for payments of $1,700 over a three-month period ending July 1997 and $18,760 over a twelve-month period ending July 1998. A pre-construction payment of $520 was paid in April 1997.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)
                                  (Unaudited)


6.       NOTES PAYABLE, LONG-TERM DEBT AND OTHER OBLIGATIONS

         Notes payable, long-term debt and other obligations consist of:

                                                         June 30,  December 31,
                                                          1997         1996
                                                         -------   ------------
         Bank loan ................................      $            $20,418
         Deferred financing fees ..................                     1,240
         Notes payable ............................        5,755
                                                         -------      -------
         Total notes payable and long-term debt ...        5,755       21,658
         Less current maturities ..................        3,250       21,658
                                                         -------      -------
         Amount due after one year ................      $ 2,505      $
                                                         =======      =======

         In October 1995, Liggett-Ducat entered into a loan agreement with Vneshtorgbank to borrow up to $20,418 to fund real estate development. At December 31, 1996, BML had drawn down $20,418 of the loan. In connection with the sale of BML to New Valley, the Russian bank loan remained at BML and the Company and Brooke, as guarantor, were indemnified by New Valley with respect to this liability. (Refer to Note 3.)

         REVOLVING CREDIT FACILITIES:

         In February and March 1997, the Company obtained lines of credit in the amounts of $1,000 at 28% per annum and $2,000 at 26%, respectively, in order to secure tobacco commitment purchases. The lines of credit were extended in May 1997 and interest rates reduced to 23%. Also in April 1997, an additional $1,000 line of credit was obtained. At June 30, 1997, the balance outstanding was $3,250. Brooke is a guarantor on the lines of credit which are collateralized by accounts receivable, inventory and equipment. The lines of credit expire in August and September 1997.

7.       RELATED PARTY TRANSACTIONS

         The Company has obtained funding through a revolving credit facility with Brooke and BGLS at an annual interest rate of 20% to cover certain expenses including the cost of certain administrative services and personnel, tobacco and material purchases and upgrades of factory equipment. In addition, prior to January 31, 1997, Brooke and BGLS had advanced funds to BML for its real estate developments projects. The amount due to Brooke and BGLS under this facility at June 30, 1997 was $33,702 together with interest of $14,243, of which $13,997 together with interest of $6,922 is due from Liggett-Ducat and LDT.

         On March 13, 1997, Liggett acquired a second option to purchase all remaining shares of Liggett-Ducat (an additional 33%) from the Company for $2,200. Of that amount, $2,050 was paid in cash and the Company recorded a receivable of $150.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)
                                  (Unaudited)


8.       INCOME TAXES

         The entire 1996 and a portion ($786) of the 1997 provision for income taxes is payable pursuant to Russian statutory requirements. Further, the Company has recorded a provision for income taxes of $11,741 related to its sale of BML in 1997 in accordance with its tax sharing agreement with Brooke.

         The provision for taxes for the six months ended June 30, 1997 and 1996 does not bear the customary relationship to the pretax loss/income for the Company due principally to the effects of taxes provided for foreign operations and an increase in the valuation allowance related to deferred tax assets.


9.       CONTINGENCIES

         BGLS has pledged its ownership interest in the Company's Common Stock as collateral in connection with the issuance of BGLS' 15.75% Senior Secured Notes ("BGLS Notes") due 2001. Liggett is currently in negotiations with its note holders to restructure the terms of its Senior Secured Notes. Pending completion of the negotiations, BGLS has postponed making its interest payment due on July 31, 1997 of approximately $18,338 on the BGLS Notes. The indenture governing the BGLS Notes provides for a 30-day grace period before the failure to pay interest will be an event of default.